    As Filed with the Securities and Exchange Commission on October 5, 1999
                                            Registration No. 333-84907


===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------
                                Amendment No. 1
                                       to


                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           -------------------------
                                 ENTREMED, INC.
             (Exact name of registrant as specified in its charter)


                           -------------------------

           DELAWARE
 (State or other jurisdiction of                                      58-1959440
 incorporation or organization)                           (IRS Employer Identification No.)


                           9640 Medical Center Drive
                           Rockville, Maryland 20850
                                 (301) 217-9858
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           -------------------------

                             John W. Holaday, Ph.D.
          Chairman of the Board, President and Chief Executive Officer
                                 ENTREMED, INC.
                           9640 Medical Center Drive
                           Rockville, Maryland 20850
                                 (301) 217-9858
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              ROBERT B. OTT, ESQ.
                             RICHARD E. BALTZ, ESQ.
                                Arnold & Porter
                            555 Twelfth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 942-5000

-------------------------------------------------------------------------------

        Approximate date of commencement of proposed sale to the public: from time to time as described in the prospectus after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. [   ]


                        CALCULATION OF REGISTRATION FEE


======================================================================================================
 Title of Each Class of   Amount to be    Proposed Maximum     Proposed Maximum
    Securities to be       Registered    Offering Price Per   Aggregate Offering       Amount of
       Registered                             Share (2)            Price (2)       Registration Fee
------------------------------------------------------------------------------------------------------
Common Stock issuable upon
exercise of Warrants (1)    66,307         $20.362             $1,350,144            $375.34
------------------------------------------------------------------------------------------------------



 (1) Represents number of shares of Common Stock issuable upon exercise of outstanding warrants issued to placement agents as described in the prospectus. Pursuant to Rule 416 of the Securities Act, this Registration Statement also covers such indeterminable additional shares as may become issuable upon exercise of such warrants as a result of any future stock splits, stock dividends or similar transactions.


(2) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 of the Securities Act.


(3) The Company previously paid a registration fee of $20,462.64 covering 2,956,236 shares of Common Stock in connection with the initial filing of this Registration Statement.


===============================================================================

PROSPECTUS



                                 ENTREMED, INC.


                        3,022,543 SHARES OF COMMON STOCK



        The persons listed in this prospectus under "Selling Stockholders" may offer and sell from time to time an aggregate of up to 3,022,543 shares of common stock that they have acquired or may acquire on exercise of warrants granted by us.


        The Selling Stockholders may offer their shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


        Our common stock is quoted on the Nasdaq National Market and traded under the symbol "ENMD." On September 30, 1999, the closing sale price of the common stock on the Nasdaq National Market was $21.625.


        Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850 and our telephone number is (301) 217-9858.

                               ------------------

        SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR COMMON STOCK.

                               ------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is October 5, 1999


 THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
   NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN
 OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE
       SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS

                                                                                                            PAGE
Risk Factors................................................................................................  2
The Company................................................................................................. 15
Use of Proceeds............................................................................................. 15
Selling Stockholders........................................................................................ 16
Plan of Distribution........................................................................................ 19
Rights of the Selling Stockholders.......................................................................... 20
Legal Matters............................................................................................... 21
Experts..................................................................................................... 21
Where You Can Find More Information......................................................................... 22

THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE VALUE OF OUR COMMON STOCK; UNCERTAINTIES RELATING TO OUR TECHNOLOGICAL APPROACH, OUR HISTORY OF OPERATING LOSSES AND ANTICIPATION OF FUTURE LOSSES; UNCERTAINTY OF OUR PRODUCT DEVELOPMENT; OUR NEED FOR ADDITIONAL CAPITAL AND UNCERTAINTY OF ADDITIONAL FUNDING; OUR DEPENDENCE ON COLLABORATORS AND LICENSEES; INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE IN THE BIOPHARMACEUTICAL INDUSTRY; UNCERTAINTIES RELATING TO OUR PATENT AND PROPRIETARY RIGHTS; UNCERTAINTIES RELATING TO CLINICAL TRIALS; GOVERNMENT REGULATION AND UNCERTAINTIES OF OBTAINING REGULATORY APPROVAL ON A TIMELY BASIS OR AT ALL; OUR DEPENDENCE ON KEY PERSONNEL, RESEARCH COLLABORATORS AND SCIENTIFIC ADVISORS; UNCERTAINTIES RELATING TO HEALTH CARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT; AND RISKS ASSOCIATED WITH PRODUCT LIABILITY.

OUR FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION AVAILABLE TO US TODAY, AND WE WILL NOT UPDATE THESE STATEMENTS. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED.

                                  RISK FACTORS

      You should carefully consider the risks described below together with all of the other information provided and incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

      If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

        To date, we have been engaged primarily in research and development activities. Although we have received license fees and research and development funding from our collaboration with Bristol-Myers Squibb Company and research grants, we have not derived any revenues from operations.


        At June 30, 1999, we had an accumulated deficit of approximately $60,464,447. Significant losses have continued since June 30, 1999. We also will be required to conduct substantial research and development and clinical testing activities for all of our proposed products. We expect that these activities will result in operating losses for the foreseeable future, particularly due to the extended time period before we expect to commercialize any products, if ever. In addition, to the extent we rely upon others for development and commercialization of our products, our ability to achieve profitability will depend upon the success of these other parties. We also rely to a significant extent on grants from governmental and other organizations as a source of revenues and funding for our research and the development of our products. If our grant revenue were to be reduced to any substantial extent, it may impair our revenues and hence our ability to continue our research and development efforts. We cannot assure you that we will be able to generate revenues from operations or achieve profitability on a sustained basis, if at all.


DEPENDENCE ON CELGENE TO COMMERCIALIZE THALIDOMIDE

        We have sublicensed to Celgene Corporation all of our rights to commercialize and sell thalidomide worldwide. We have received and will continue to receive royalties on all sales of thalidomide by Celgene. The success of our relationship with Celgene and the marketing of thalidomide will depend, in part, on Celgene's own competitive, marketing, and strategic considerations, including the relative advantages of alternative products being developed and marketed by its competitors. In addition, if Celgene is not successful in marketing thalidomide, we would be materially adversely affected.

        Thalidomide is currently in Phase 2 of human clinical trials for cancer indications. Thalidomide has received orphan drug designation from the FDA as a treatment for Kaposi's sarcoma, a form of skin cancer most frequently associated with AIDS, and for primary brain malignancies. Celgene, to whom we have licensed the rights to commercialize thalidomide, has received approval from the FDA to market thalidomide for the treatment of erythema nodosum leprosum, an inflammatory skin condition of some leprosy patients. The

FDA, however, has not yet approved the marketing and sale of thalidomide for cancer. Celgene still must pass significant regulatory hurdles before thalidomide will be commercially available for the treatment of cancer, if ever.

NATURE OF OUR RELATIONSHIP WITH CHILDREN'S HOSPITAL, BOSTON

        We have relationships with collaborators at academic and other institutions who conduct research either on our behalf or whose research we have the right to license and use. Our primary research collaboration has been with Children's Hospital, Boston. Pursuant to our agreement with Children's Hospital, Boston, we agreed to provide funding for some of their antiangiogenesis research projects and granted them options to acquire an ownership interest in us. In return, they gave us the right to fund additional research projects and obtain licenses to any discoveries arising from that research. Children's Hospital, Boston, originally discovered Endostatin(TM) protein, Angiostatin(R) protein, 2ME2, and the antiangiogenic properties of thalidomide and thalidomide analogs. To date, we have received licenses from Children's Hospital, Boston, for these products.

        Researchers at Children's Hospital, Boston, also may be working on other products that may be used to treat cancer in a variety of ways, including by antiangiogenesis. Although we believe that, pursuant to our agreement, we are entitled to license and use a wide variety of products related to antiangiogenesis, Children's Hospital, Boston, may take a different position. Children's Hospital, Boston, has licensed, and may in the future license, products to our existing and potential competitors.

        We recently extended our agreement with Children's Hospital, Boston for another year. However, while this Agreement has been renewed before, we do not know whether this Agreement will be renewed again in the future. Because Children's Hospital, Boston, has, in the past, been an important source of product candidates for us, the expiration of this collaboration may adversely impact our ability to acquire future product candidates. We cannot be sure that we will be able to negotiate research collaborations with new institutions or that any new collaboration will be successful. The expiration of the collaboration with Children's Hospital, Boston, may subject us to increased competition. It also is possible that, after the expiration of our agreement, Children's Hospital, Boston, may develop other products that have antiangiogenic qualities similar to those contained in the products that we currently license and could license those products to our competitors.

WE ARE DEPENDENT ON IDENTIFYING NEW COLLABORATIVE PARTNERS

        We intend to seek new corporate alliances and partners to develop, commercialize and market our products. We expect to grant to our partners certain rights to commercialize any products developed under these agreements, and we may rely on our partners to conduct research and development efforts and clinical trials on, obtain regulatory approvals for, and manufacture and market any products licensed to them. Each individual partner will control the amount and timing of resources devoted to these activities generally. Our revenues will be obtained from strategic partners as research and development payments and upon achievement of certain milestones. Since we generally expect to retain a royalty for sales or a percentage of profits of products licensed to third parties, our revenues may be less than if we retained all commercialization rights and marketed products directly. In addition, there is a risk that our corporate partners will pursue alternative technologies or develop competitive products as a means for developing treatments for the diseases targeted by our programs.

        We also may elect to collaborate with another partner to replace Bristol-Myers Squibb. Even if we find such a partner to assist us with the research, development and eventual commercialization of Angiostatin(R) protein, our work on the product may not be successful. We will depend, in part, on our partner's own competitive, marketing and strategic considerations, including the relative advantages of other products being developed and marketed.

        We cannot guarantee that we will be successful in establishing any additional collaborative arrangements, that products will be successfully commercialized under any collaborative arrangement or that we will derive any revenues from our arrangements. Our strategy also involves entering into multiple, concurrent strategic alliances to pursue commercialization of our core technologies. There is a risk that we will not be able to manage simultaneous programs successfully. With respect to existing and potential future strategic alliances and collaborative arrangements, we will depend on the expertise and dedication of sufficient resources by these outside parties to develop, manufacture, or market products. If a strategic alliance or collaborative partner fails to develop or commercialize a product to which it has rights, our business could be materially and adversely affected.

DEVELOPMENT OF OUR PRODUCTS IS AT AN EARLY STAGE AND IS UNCERTAIN

        Our proposed products and research programs are in the early stage of development and require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our products, we are subject to risks of failure that are inherent in the development of products and therapeutic procedures based on innovative technologies. For example, it is possible that any or all of these proposed products or procedures will be ineffective or toxic, or otherwise will fail to receive necessary FDA clearances. There is a risk that the proposed products or procedures will be uneconomical to manufacture or market or will not achieve broad market acceptance. There also is a risk that third parties may hold proprietary rights that preclude us from marketing our proposed products or that others will market a superior or equivalent product. The failure of our research and development activities to result in any commercially viable products would materially adversely affect our business.

        Angiostatin(R) and Endostatin(TM) protein, 2ME2 and thalidomide analogs are at the preclinical stages of development. These product candidates have only been tested on animals and not on humans. Although these product candidates have demonstrated some success in preclinical studies in combating tumors in mice, there is absolutely no assurance that the agents will be similarly effective in combating tumors in humans. Mice are not people, and although the scientific community considers the study of mice useful, we cannot say whether agents that are successful in treating tumors in mice will be non-toxic to humans, let alone beneficial. In the cancer context, testing on mice occurs under different conditions than testing in people, including the manner in which tumors are introduced into mice (by injection as opposed to natural development), the genetic make-up of laboratory mice populations (homogeneity as opposed to diversity), tumor location (near the skin as opposed to deep-seated) or other unidentified factors. There are many regulatory steps that must be taken before any of these product candidates will be eligible for FDA approval and subsequent sale, including the completion of preclinical (animal) and clinical (human) trials. We do not expect that these product candidates will be commercially available for several years, if ever.

WE MUST SUBJECT POTENTIAL PRODUCTS TO CLINICAL TRIALS, THE RESULTS OF WHICH ARE UNCERTAIN

        Before obtaining regulatory approvals for the commercial sale of our products, we or our collaborative partners will be required to demonstrate through preclinical studies (animal testing) and clinical trials (human testing) that our proposed products are safe and effective for use in each target indication. The majority of our product candidates, including Angiostatin(R) protein, Endostatin(TM) protein, 2ME2 and thalidomide analogs, have only been subjected to preclinical studies on mice and monkeys and have not yet been tested on humans. The results from these preclinical studies on animals may not be predictive of results that will be obtained in clinical trials and large-scale testing on humans.

        Our product candidate thalidomide is currently being tested in Phase 2 clinical trials on humans for a variety of types of cancer. In the future, we will be required to conduct clinical trials on humans for Angiostatin(R) protein, Endostatin(TM) protein, 2ME2 and thalidomide analogs. We have only limited experience in conducting clinical trials on humans and intend to rely on pharmaceutical companies, the National Cancer Institute, and contract research organizations with which we collaborate for clinical development and regulatory approval of our product candidates. We cannot guarantee that the clinical trials conducted by our partners or us will demonstrate sufficient safety and efficacy to obtain the required regulatory approvals or will result in marketable products.

        The results of initial preclinical studies and clinical trials of products under development are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. In advanced clinical development, numerous factors may be involved that may lead to different results in larger, later-stage trials from those obtained in earlier-stage trials. Early stage trials usually involve a small number of patients and thus may not accurately predict the actual results regarding safety and efficacy that may be demonstrated with a large number of patients in a later-stage trial. Also, differences in the clinical trial design between an early-stage and late-stage trial may cause different results regarding the safety and efficacy of a product to be obtained. In addition, many early stage trials are unblinded and based on qualitative evaluations by clinicians involved in the performance of the trial whereas later-stage trials are generally required to be blinded in order to provide more objective data for assessing the safety and efficacy of the product. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory clearance of the potential product and would have a significant adverse effect on the Company.

        Clinical trials involving cancer patients are often conducted with terminally ill patients having the most advanced stages of a disease. During the course of treatment, these patients can die or suffer other adverse events due to the advanced stage of their disease despite the efficacy of the agents being tested. These deaths and/or adverse events, though unrelated to the agent being tested, can nevertheless adversely affect clinical trial results. Various companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after attaining promising results in earlier trials. Clinical trials for the product candidates being developed by EntreMed and its collaborators may be delayed by many factors, including that potential candidates for testing are limited in number. Any delays in, or termination of, the clinical trials of any of our product candidates, or the failure of any clinical trials to meet applicable regulatory standards, could have a material adverse effect on our business.

        In addition, we hope eventually to market our products outside of the United States. This will entail foreign regulatory approvals from governments in other countries that may have different requirements from the regulatory process in the United States, subjecting our products to additional clinical trials and approvals, as well as licensing, manufacturing and labeling standards, even though the products are fully approved for manufacture, marketing and distribution in the United States. In order to meet any additional requirements that might be imposed by foreign governments, we may incur additional costs that will inhibit our profitability. If the relevant approvals cannot be obtained or will be too expensive to obtain, foreign distribution may not be feasible, which could have a material adverse impact on our business.

THERE ARE MARKETING RISKS RELATED TO THE HISTORY OF THALIDOMIDE

        One of our potential products, thalidomide, has caused serious birth defects in children whose mothers used it during pregnancy. Therefore, physicians prescribing the drug to women with childbearing potential must take strict precautions, and there can be no assurance that such precautions will be observed in all cases or, if observed, will be effective. Use of thalidomide has also been associated, in a limited number of cases, with other side effects, including nerve damage. We believe that the characteristics of thalidomide that may have affected fetal development and caused birth defects by blocking new blood vessel growth are the same characteristics that may make thalidomide useful in the prevention and treatment of angiogenic disorders such as cancer. However, we cannot guarantee that clinical trials with the drug will demonstrate its safety and efficacy or that the drug will not be associated with other characteristics that prevent or limit its commercial use.

        Even if thalidomide is demonstrated to be safe and effective for use in treating angiogenic disorders, we may face difficulties in gaining public acceptance of the drug based on its history of causing birth defects. This may adversely affect the marketing efforts of our collaborator Celgene Corporation. In addition, we may be subject to liability arising out of any adverse effects of thalidomide. Pursuant to our agreement with Celgene, Celgene has agreed to indemnify us from any liability that may arise from its sales of thalidomide. However, we cannot guarantee that we will be protected from such liability and the possible related losses.

WE HAVE NO CURRENT MANUFACTURING OR MARKETING CAPACITY

        We do not expect to manufacture or market products in the near term, but we may try to do so in certain cases. We do not currently have the capacity to manufacture or market products or any experience in these activities. If we elect to perform these functions, we will be required to either develop these capacities, or contract with others to perform some or all of these tasks. We may be dependent to a significant extent on corporate partners, licensees, or other entities for manufacturing and marketing of products. If we engage directly in manufacturing or marketing, we will require substantial additional funds and personnel and will be required to comply with extensive regulations. We cannot guarantee that we will be able to develop or contract for these capacities when required in connection with our business.

        The manufacture of pharmaceutical products can be an expensive, time consuming, and complex process. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, and shortages of personnel. Delays in formulation and scale-up to commercial quantities could result in additional expense, delays in our clinical trials, regulatory submissions, and commercialization. The manufacturing processes for several of the small molecules and proteins we are developing as product candidates have not yet been tested at commercial levels, and we cannot guarantee that it will be possible to manufacture these materials in a cost-effective manner.

        In addition, we will depend on all such third-party manufacturers to perform their obligations effectively and on a timely basis. There can be no assurance that such parties will perform such obligations and any such non-performance may delay clinical development or submission of products for regulatory approval, or otherwise impair our competitive position, which would have a material adverse affect on our business. Any manufacturer of our product candidates will be subject to applicable good manufacturing practices ("GMP") prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. We cannot guarantee that we or any of our collaborators will be able to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with GMP and who are able to produce our small molecules and proteins. Should manufacturing agreements be entered into, our collaborators and we will be dependent on such manufacturers for continued compliance with GMP. Failure by a manufacturer of our products to comply with GMP could result in significant time delays or our inability to commercialize or continue to market a product. Changes in our manufacturers could require new product testing and facility compliance inspections. In the United States, failure to comply with GMP or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently, in the event that our current or future manufacturers are unable to manufacture our products at one of more of their facilities. For certain of our potential products, we will need to substantially increase the capacity of our production facilities (or those of our manufacturers) in order to conduct human clinical trials and to produce such products for commercial sale at an acceptable cost.

        At this time, we have limited marketing and sales staff. To the extent that we undertake to market our products, or are unable to enter into co-promotion agreements or to arrange for third-party distribution of our products, additional expenditures and management resources will be required to develop an effective sales force. There can be no assurance that we will be able to establish a sales force or to enter into co-promotion or distribution agreements on favorable terms or on a timely basis. In addition, other companies offering similar or substitute products may have well-established sales forces or agreements in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact on our business.

WE CANNOT GUARANTEE THAT OUR PRODUCTS WILL ACHIEVE MARKET ACCEPTANCE

        Even if our products eventually do reach the market, our success will be dependent on market acceptance of our products in the United States and, later, in international markets. Since we have not received the necessary approvals to sell our products in the United States or elsewhere, we cannot predict whether any of our products will achieve market acceptance, either in the United States or abroad. A number of factors may limit the market acceptance of our products, including the timing of regulatory approval and market entry relative to competitive products, the availability of alternative therapies or treatments, the price of our products relative to any alternatives, the availability of third-party reimbursement to pay for them, and the extent of the marketing efforts by competitors. Other risk factors identified in this section also may affect market acceptance.

WE CANNOT GUARANTEE THAT IT WILL BE COMMERCIALLY FEASIBLE TO MANUFACTURE ANGIOSTATIN(R) PROTEIN AND ENDOSTATIN(TM) PROTEIN

        We have entered into an agreement with Covance Biotechnology Services Inc. under which Covance is responsible for producing sufficient amounts of the Angiostatin(R) and Endostatin(TM) proteins for preclinical toxicology studies and for scaling-up the production of these proteins under GMP conditions for clinical trials. We have spent significant time and funds to transfer the technology underlying the production of the Angiostatin(R) and Endostatin(TM) proteins to Covance. As such, we are reliant on Covance for the production of sufficient quantities of the Angiostatin(R) and Endostatin(TM) proteins to complete our clinical studies, and if Covance fails to produce such quantities, then we would have to delay our clinical studies. If we are required to change to a new manufacturer, and if any suitable manufacturer can be found, significant additional time and funds would be required for technology transfer and testing. Furthermore, Covance has only recently initiated production of the Angiostatin(R) and Endostatin(TM) proteins and, therefore, has limited experience in manufacturing these proteins. Delays in Covance's scale-up production could result in delays that will affect our clinical trials, regulatory submissions, and commercialization. Indeed, the production of protein-based therapeutics using recombinant DNA techniques and fermentation is a difficult, expensive process. There is, therefore, no assurance that it will be possible to manufacture commercial quantities of the Angiostatin(R) and Endostatin(TM) proteins in a cost-effective manner.


WE ARE UNCERTAIN WHETHER ADDITIONAL FUNDING WILL BE AVAILABLE FOR OUR FUTURE CAPITAL NEEDS AND COMMITMENTS

        We will require substantial funds in addition to our existing working capital to develop our product candidates and otherwise to meet our business objectives. We have never generated enough cash during any period since our inception to cover our expenses and have spent, and expect to continue to spend, substantial funds to continue our research and development programs. Any one of the following factors, among others, could cause us to require additional funds or otherwise cause our cash requirements in the future to materially increase:

        -   results of research and development activities;

        -   progress of our preclinical studies or clinical trials;

        - changes in or terminations of our relationships with strategic partners;

        - changes in the focus, direction, or costs of our research and development programs;

        -   competitive and technological advances; or

        -   the regulatory approval process.


        Also pursuant to sponsored research agreements, as of June 30, 1999 we have agreed to fund $2,185,000 through 2000. Under the terms of certain license agreements, we must be diligent in bringing potential products to market and must make certain milestone payments that, in some instances, are substantial. If we fail to comply with the milestones or fail to make any required sponsored research or milestone payment, we could face the termination of the relevant sponsored research or license agreement, which could have a material adverse effect on our business.

        We may seek additional funding through collaborative arrangements and public or private financing, including equity financing. We cannot guarantee that collaborative arrangements or additional financing will be available on acceptable terms to us or at all. If we issue more common stock to raise funds in the future, your ownership in us may be diluted. If adequate funds are not available, we may be required to take one or more of the following actions:

        - delay, reduce the scope of, or eliminate one or more of our research and development programs;

        -   forfeit our rights to future technologies;

        - obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own; or

        - license the rights to such products on terms that are not favorable to us.

OUR POTENTIAL PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATORY REQUIREMENTS AND A LENGTHY APPROVAL PROCESS

        Our research, development, preclinical and clinical trials, manufacturing, and marketing of most of our product candidates are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the United States and abroad. The process of obtaining FDA and other required regulatory approvals for drug and biologic products, including required preclinical and clinical testing, is lengthy, expensive and uncertain. Even after spending time and money, we may not receive regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Our collaborators or we may encounter significant delays or excessive costs in the effort to secure necessary approvals or licenses. Even if we obtain regulatory clearance for a product, that product will be subject to continual review. Later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on a product's marketing or withdrawal of the product from the market, as well as possible civil or criminal penalties.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY

        The pharmaceutical and biotechnology industries are intensely competitive and we expect competition from other companies and other research and academic institutions to increase. Many of these companies have substantially greater financial and research and development capabilities than we have and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. We are aware of a number of other companies and academic institutions that are pursuing angiogenesis research and are testing other angiogenesis inhibitors.

        These other companies and academic institutions may be larger than we are and have significantly greater financial resources, or be supported by large entities with greater financial resources than are currently available to us. They may also have established marketing and distribution channels. The drug industry is characterized by intense price competition, and we anticipate that we will face this and other forms of competition. There can be no assurance that developments by others will not render our products or technologies obsolete or noncompetitive or that we will be able to keep pace with technological developments. Competitors may develop products that use an entirely different approach or means of accomplishing the desired therapeutic effect that our products seek to achieve and may be more effective or less costly, or both. In addition, other competitors may have significantly greater experience than we do in undertaking preclinical testing and human clinical trials and obtaining regulatory approvals of pharmaceutical products. Accordingly, our competitors may succeed in commercializing products more rapidly than we do. Were these competitors to develop their products more rapidly and complete the regulatory process sooner, it could have a material adverse effect on our business.

        If other companies were to get FDA approval to market thalidomide for other disease indications, "off-label" use of thalidomide could adversely affect the Company's business and operations. We are aware of other companies engaged in the development of thalidomide for various disease indications. Although the FDA does not permit a manufacturer or distributor to market or promote an approved drug for an unapproved off-label use or dosage level, under its "practice of medicine" policy, the FDA generally does not prohibit a physician from prescribing an approved drug product for an unapproved use or dosage. In addition, the FDA has from time to time proposed to liberalize its restrictions on the dissemination of off-label information.

        Our blood oxygen enhancement product candidate may also compete for certain applications with numerous other available therapeutics and with blood and blood substitute products being developed by others. In addition to competing with universities and other research institutions to develop products, technologies, and processes, we may compete with other companies to acquire rights to products or technologies from universities.

        The pharmaceutical and biotechnology industries are rapidly evolving. We may not be able to develop products that are more effective or achieve greater market acceptance than our competitors' products. Our competitors may succeed in developing products and technologies that are more effective than those being developed by us or that render our products and technologies less competitive or obsolete. One competitor in particular is working on the development for clinical trials of an antiangiogenic developed by the same researcher at Children's Hospital, Boston, who developed Angiostatin(R) protein and Endostatin(TM) protein. While we do not know the potential effectiveness of this product in comparison to Angiostatin(R) protein, Endostatin(TM) protein or our other products, it is possible that this product will be more effective than our products, will be easier to manufacture, will come to market before any of our products or will achieve market acceptance over our products.

WE DEPEND ON PATENTS AND OTHER PROPRIETARY RIGHTS, SOME OF WHICH ARE UNCERTAIN

        Our success will depend in part on our ability to obtain patents for our products, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies in general is highly uncertain and involves complex legal and factual questions. Risks related to patenting our products include the following:

        -   failure of EntreMed to obtain additional patents;

        - challenge, invalidation, or circumvention of patents already issued to us;

        - failure of the rights granted under our patents to provide sufficient protection;

        -   independent development of similar products by third parties; or

        - ability of third parties to design around patents issued to EntreMed or its collaborators.

        For several of the products that we are developing, including thalidomide and 2ME2, composition of matter patents are not available because the compounds are in the public domain. In these cases, only patents covering the "use" of the product are available. In general, patents covering a new use for a known compound can be more difficult to enforce against infringers of the use claims in the patent. We have secured use patents covering the use of thalidomide for the treatment of angiogenic diseases. We are aware of at least two other issued patents covering certain non-antiangiogenic uses of thalidomide. Although we believe that the claims in such patents will not interfere with our proposed use of thalidomide, we cannot guarantee that the holders of such patents will not be able to exclude the Company from marketing thalidomide for other uses. We have also secured use patents covering 2ME2.

        The enactment of the legislation implementing the General Agreement on Tariffs and Trade caused certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of a United States patent will commence on the date of issuance and terminate twenty years from the earliest effective filing date of the application. Since the time from filing to issuance of biotechnology patents is often more than three years, a twenty-year term from the effective date of filing may result in a term of patent protection that is substantially shorter than seventeen years. This may adversely impact our patent position. Often, the duration and level of the royalties we are entitled to receive from a collaborative partner is based on the existence of a valid patent. Thus, the shorter period of patent protection may adversely affect our future operating results and financial condition.

        Our potential products may conflict with patents that have been or may be granted to competitors, universities or others. As the biotechnology industry expands and more patents are issued, the risk increases that our potential products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected products. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We cannot guarantee that we would prevail in any action or that any license required under any needed patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses, or proprietary information held by others may have a material adverse effect on our business.

        We are a party to sponsored research agreements and license agreements that require us to make milestone payments upon attainment of certain regulatory milestones. One of the milestones requires us to file an IND application with the FDA regarding Angiostatin(R) protein by March of 2000. Our failure to file this IND application could result in a loss of our rights with regard to Angiostatin(R) protein. We believe that we will be able to make this filing within the required time period, but no assurance can be given that we will do so.

        We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect and we cannot guarantee that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology, or that we can meaningfully protect our rights to unpatented trade secrets. We require our employees, consultants, and advisors to execute a confidentiality agreement when beginning an employment or a consulting relationship with EntreMed. The agreements generally provide that all trade secrets and inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship automatically become our exclusive property. Employees and consultants must keep such information confidential and may not disclose such information to third parties except in specified circumstances. We cannot guarantee, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information.

        To the extent that consultants, key employees, or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. Certain of our consultants are employed by or have consulting agreements with others and any inventions discovered by them generally will not become our property.

LOSS OF KEY PERSONNEL AND CONSULTANTS COULD ADVERSELY AFFECT OUR BUSINESS

        We are dependent on certain of our executive officers and scientific personnel, including John W. Holaday, Ph.D., our co-founder, Chairman, President and Chief Executive Officer. We have a three-year employment agreement with Dr. Holaday through December 31, 2001. Competition for qualified employees among pharmaceutical and biotechnology companies is intense, and the loss of certain of our personnel, or an inability to attract, retain, and motivate additional highly skilled scientific, technical, and management personnel, could materially adversely affect our business and prospects. We cannot guarantee that we will be able to retain our existing personnel or attract and retain additional qualified employees.

        We may also be dependent, in part, upon the continued contributions of the lead investigators of our sponsored research programs. Our scientific consultants and collaborators may have commitments to or consulting or advisory agreements with other entities that may affect their ability to contribute to EntreMed or may be competitive with it. Inventions or processes discovered by them will not necessarily become our property, but may remain the property of these persons or of these persons' full-time employers.

POTENTIAL PRODUCTS MAY SUBJECT US TO PRODUCT LIABILITY FOR WHICH INSURANCE MAY NOT BE AVAILABLE

        The use of our potential products in clinical trials and the marketing of any pharmaceutical products may expose us to product liability claims. We have obtained a level of liability insurance coverage that we believe is appropriate for our current stage of development. However, there is a risk that our present insurance coverage is not adequate. Such existing coverage will not be adequate as we further develop products, and there is a risk that in the future adequate insurance coverage and indemnification by collaborative partners will not be available in sufficient amounts or at a reasonable cost. A successful product liability claim could have a material adverse effect on our business and financial condition.

THE MARKETABILITY OF OUR POTENTIAL PHARMACEUTICAL PRODUCTS MAY DEPEND ON REIMBURSEMENT AND REFORM MEASURES IN THE HEALTH CARE INDUSTRY

        Our success may depend, in part, on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators, and third-party health care payors to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain products. We cannot guarantee that similar federal or state health care legislation will not be adopted in the future or that any products sought to be commercialized by us or our collaborators will be considered cost-effective or that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. Moreover, the existence or threat of cost control measures could have an adverse effect on the willingness or ability of our corporate collaborators to pursue research and development programs related to our product candidates.

WE ARE SUBJECT TO RISK DUE TO OUR USE OF HAZARDOUS MATERIALS

        Our research and development involves the controlled use of hazardous biological, chemical, and radioactive materials. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on us.

THE PRICE OF OUR STOCK IS HIGHLY VOLATILE

        The market price of our common stock, like that of the common stock of many other biopharmaceutical companies, has at times been, and again may be, highly volatile. Factors that may have a significant impact on the market price of our common stock include:

        - the results of preclinical studies and clinical trials by us or our competitors;

        -   FDA actions with respect to our product candidates;

        - other evidence of the safety or efficacy of our product candidates or those of our competitors;

        - announcements of technological innovations or new commercial products by us or our competitors;

        -   changes in reimbursement policies;

        -   health care legislation;

        -   developments in patent or other proprietary rights;

        -   developments in our relationships with collaborative partners;

        -   public concern as to the safety and efficacy of drugs we develop;

        -   fluctuations in our operating results;

        -   actions by traders and shortsellers;

        -   articles in the public press;

        -   general market conditions; and

        - sales of substantial numbers of shares of common stock by the Selling Stockholders or others.

PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

        Any of the following provisions could discourage, hinder or preclude an unsolicited acquisition of EntreMed and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt:

        - Without shareholder approval, our Board of Directors may issue up to 5,000,000 shares of preferred stock with voting rights equal to the common stock and conversion, liquidation, or dissolution rights and preferences that may be superior to the common stock. The rights of the holders of any such preferred stock may adversely affect the rights of holders of common stock. The issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal.

        - In addition, our Board of Directors is divided into three classes, the members of each of which will serve for a staggered three-year term. Because shareholders only may elect one-third of the Directors each year, it is more difficult for a third party to gain control of our Board of Directors.

        -  Furthermore, we are subject to the anti-takeover provisions of
           Section 203 of the Delaware General Corporation Law, which prohibits us form engaging in a "business combination" with an "interested stockholder," unless the business combination is approved in a prescribed manner.

RISKS RELATED TO POTENTIAL YEAR 2000 PROBLEMS MIGHT ADVERSELY AFFECT OUR
BUSINESS

        The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using "00" as the year 1900 rather than the year 2000.




         We have queried our most significant supplier that does not also share information systems with us. To date, we are not aware that this, or any other supplier, has a Year 2000 issue that would materially impact our results of operations, liquidity, or capital resources. However, we have no means of ensuring that suppliers will be Year 2000 ready. The inability of suppliers to complete the Year 2000 resolution process in a timely fashion could materially impact our business. The effect of non-compliance by suppliers is not determinable.

         We anticipate no other Year 2000 problems that are reasonably likely to have a material adverse effect on our operations. There can be no assurance, however, that such problems will not arise.

        Our plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on costs incurred to date compared to total expected costs. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                                  THE COMPANY

        We were incorporated in Delaware in September 1991 and are engaged primarily in the research and development of biopharmaceutical products that address the role of angiogenesis in the prevention and treatment of a broad range of diseases.

        We are an innovative biopharmaceutical company with a research and product focus on the role of angiogenesis in disease. Our core technologies include an antiangiogenesis program focused on the development of proprietary products intended to inhibit the abnormal growth of new blood vessels associated with cancer and certain causes of blindness. Our other core technology is a blood cell permeation device designed to enhance the ability of red blood cells to deliver oxygen to organs and tissues.

        Angiogenesis is the biological process by which new blood vessels are formed and is a normal process during the first three months of embryonic development, the reproductive cycle of women, and in wound healing. At other times, angiogenesis is harmful when associated with disease, particularly that of cancer and macular degeneration, a leading cause of blindness. We believe that antiangiogenic products, which inhibit the abnormal growth of blood vessels, may have fewer adverse side effects than traditional therapies for these diseases. Our portfolio of potential products includes antiangiogenic compounds, Angiostatin(R) protein, Endostatin(TM) protein, 2-Methoxyestradiol and thalidomide which are used to block the growth of blood vessels supplying primary and metastatic tumors.

        Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850, and our telephone number is (301) 217-9858. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See "Where You Can Find More Information."

                                USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus by the Selling Stockholders, and all such proceeds will go to the Selling Stockholders to be used for their own purposes.

        If all of the warrants are exercised, we would receive significant additional funding. We will use the net proceeds, if any, realized from the exercise of the warrants for continued clinical development of our products, working capital and general corporate purposes, at the discretion of management.

                              SELLING STOCKHOLDERS

        We originally issued and sold the shares of common stock and the warrants in July 1999 in a private placement.


        The following table shows, as of August 9, 1999 (unless otherwise stated), each Selling Stockholder, the number of shares of common stock owned by each Selling Stockholder, the number of shares of common stock that each Selling Stockholder would receive upon the exercise of all of the warrants and the maximum number of shares of common stock that each Selling Stockholder can offer pursuant to this prospectus.


        The Selling Stockholders may elect to exercise or hold their warrants, and may sell all, some or none of the shares of common stock that are subject to sale pursuant to this prospectus. Therefore, we cannot provide you with an estimate of the number of shares of common stock that the Selling Stockholders will hold in the future. There can be no assurance that any shares of common stock will be sold pursuant to this prospectus.

        Except as set forth in the footnotes to the table, none of the Selling Stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates. The table has been prepared based upon information furnished to us by or on behalf of the Selling Stockholders.


-----------------------------------------------------------------------------------------------------
                                       Number of Shares         Number of       Number of Shares
                                       Currently Owned        Shares Subject     Offered by this
Selling Stockholder (1)               ------------------      to Warrants (2)     Prospectus
-------------------                                         -----------------  ------------------
-----------------------------------------------------------------------------------------------------
Juniper Trading Services, Inc. (3)          680,555             245,555              491,110
-----------------------------------------------------------------------------------------------------
Raymond Kurzweil                             14,733              14,733               29,466
-----------------------------------------------------------------------------------------------------
Aaron Kleiner                                 1,227               1,227                2,454
-----------------------------------------------------------------------------------------------------
Michael Sokol                                 1,227               1,227                2,454
-----------------------------------------------------------------------------------------------------
Donald Gonson                                 1,718               1,718                3,436
-----------------------------------------------------------------------------------------------------
Joe E. Coons                                  4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
Arnold Gumowitz and Anne Gumowitz           132,599             132,599              265,198
-----------------------------------------------------------------------------------------------------
Gary Gumowitz                                 4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
AAG Management, Inc.- Employee               63,844              63,844              127,688
Benefit Plan
-----------------------------------------------------------------------------------------------------
Joan Matthews                                 4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
John Hughes                                     982                 982                1,964
-----------------------------------------------------------------------------------------------------
Milton Gumowitz                               9,822               9,822               19,644
-----------------------------------------------------------------------------------------------------
Michael Gumowitz                              9,822               9,822               19,644
-----------------------------------------------------------------------------------------------------
Bank Sarasin & CIE (4)                       98,222              98,222              196,444
-----------------------------------------------------------------------------------------------------
Frank Redican                                 2,455               2,455                4,910
-----------------------------------------------------------------------------------------------------
Norman Gorin                                  2,455               2,455                4,910
-----------------------------------------------------------------------------------------------------
James Shanman                                 2,455               2,455                4,910
-----------------------------------------------------------------------------------------------------
Eric Tolmach & Billie Tolmach                 2,455               2,455                4,910
-----------------------------------------------------------------------------------------------------
Ann Redican                                   2,455               2,455                4,910
-----------------------------------------------------------------------------------------------------
Richard Mangano                               2,455               2,455                4,910
-----------------------------------------------------------------------------------------------------
Emilie Spaulding                              2,455               2,455                4,910
-----------------------------------------------------------------------------------------------------
Steven Flagg                                  2,455               2,455                4,910
-----------------------------------------------------------------------------------------------------
Aaron Priest                                  4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
John Ross                                     4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                       Number of Shares         Number of       Number of Shares
                                       Currently Owned        Shares Subject     Offered by this
Selling Stockholder (1)               ------------------      to Warrants (2)     Prospectus
-------------------                                         -----------------  ------------------
-----------------------------------------------------------------------------------------------------
David Corbett and Mary Ahroon                 4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
Robert Newman                                 4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
John Doern                                    4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
Richard Cleary and Maura Cleary               4,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
Lindemann Capital Partners, L.P. (5)         50,000              50,000              100,000
-----------------------------------------------------------------------------------------------------
Wendell M. Starke, as Trustee               521,588              49,111               98,222
under Declaration of Trust Dated
October 2, 1991 (6)
-----------------------------------------------------------------------------------------------------
JNC Strategic Fund Ltd. (7)                  98,222              98,222              196,444
-----------------------------------------------------------------------------------------------------
TrustCapital Technology, N.V. (8)            12,768              12,768               25,536
-----------------------------------------------------------------------------------------------------
Creafund C.V.B.A. (9)                        28,729              28,729               57,458
-----------------------------------------------------------------------------------------------------
John Alexander Black (10)                    43,733              14,733               29,466
-----------------------------------------------------------------------------------------------------
Kyle E. Black (11)                           35,822               9,822               19,644
-----------------------------------------------------------------------------------------------------
Wayne Cline Jr. and Christine D. Cline (12)   9,911               4,911                9,822
-----------------------------------------------------------------------------------------------------
William Reid Black (13)                     116,644              19,644               39,288
-----------------------------------------------------------------------------------------------------
Alfred University (14)                        4,918               4,918                9,836
-----------------------------------------------------------------------------------------------------
Core Technology Fund, Inc. (14)              16,865              16,865               33,730
-----------------------------------------------------------------------------------------------------
Walt Disney Company Retirement (14)          35,972              35,972               71,944
-----------------------------------------------------------------------------------------------------
Executive Technology L.P. (14)                6,421               6,421               12,842
-----------------------------------------------------------------------------------------------------
Foundation Partners Fund, G.P. (14)           3,580               3,580                7,160
-----------------------------------------------------------------------------------------------------
Matrix Technology Group N.V. (14)             3,448               3,448                6,896
-----------------------------------------------------------------------------------------------------
Rochester Institute of Technology (14)       15,691              15,691               31,382
-----------------------------------------------------------------------------------------------------
Sci-Tech Investment Partners, L.P. (14)      11,109              11,109               22,218
-----------------------------------------------------------------------------------------------------
SG Partners LP (14)                          23,745              23,745               47,490
-----------------------------------------------------------------------------------------------------
Tampsco II Partnership (14)                   1,511               1,511                3,022
-----------------------------------------------------------------------------------------------------
Yale University (14)                         43,735              43,735               87,470
-----------------------------------------------------------------------------------------------------
Yale University Retirement Plan               4,886               4,886                9,772
for Staff Employees (14)
-----------------------------------------------------------------------------------------------------
Pequot Scout Fund, L.P. (15)                196,444             196,444              392,888
-----------------------------------------------------------------------------------------------------
Winchester Global Trust Company              39,288              39,288               78,576
Limited As Trustee For Caduceus
Capital Trust (16)
-----------------------------------------------------------------------------------------------------
Caduceus Capital II, L.P. (17)                9,822               9,822               19,644
-----------------------------------------------------------------------------------------------------
Bedford Oak Partners, L.P. (18)             100,000             100,000              200,000
-----------------------------------------------------------------------------------------------------
Lawrence Doyle                                5,353               5,353               10,706
-----------------------------------------------------------------------------------------------------
Edward O. Thorp                              15,000              15,000               30,000
-----------------------------------------------------------------------------------------------------
Dr. Joanna Horobin (19)                      24,750               1,000                2,000
-----------------------------------------------------------------------------------------------------
James D. Johnson, Ph.D. (20)                 50,000               3,000                6,000
-----------------------------------------------------------------------------------------------------
John W. Holaday, Ph.D. (21)                 736,634                 800                1,600
-----------------------------------------------------------------------------------------------------
Marc D. Kozin (22)                            4,000               4,000                8,000
-----------------------------------------------------------------------------------------------------
First Security Van Kasper (23)                    0              52,993               52,993
-----------------------------------------------------------------------------------------------------
DM Management LLC (24)                            0               2,947                2,947
-----------------------------------------------------------------------------------------------------
Pali Capital, LLC                                 0               3,000                3,000
-----------------------------------------------------------------------------------------------------
Anderson & Strudwick (25)                         0               7,367                7,367
-----------------------------------------------------------------------------------------------------




(1) Except as otherwise indicated below, to the knowledge of the Company and based on information furnished by each selling stockholder; each Selling Stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such Selling Stockholder.



(2) The number of shares set forth in the table represents the number of shares of common stock issuable upon exercise of all of the warrants held by the Selling Stockholder as were acquired by the Selling Stockholder in connection with the private placement. The actual number of shares of common stock issuable upon exercise of the warrants is subject to adjustment. The actual number of shares of common stock offered hereby, and included in the Registration Statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon exercise of the warrants by reason of adjustment mechanisms described therein, or by reason of any future stock splits, stock dividends or similar transaction involving the common stock, in order to prevent dilution.


(3) Number of shares beneficially owned is as of September 9, 1999. Mills Value Adviser, Inc., under the management of Charles A. Mills, has full investment discretion over the shares of the Company owned by Juniper Trading Services, Inc. Juniper Trading Services, Inc. has retained voting control over the shares of the Company owned by Juniper Trading Services, Inc.



(4) Shares of common stock and warrants for shares of common stock held for the benefit of Hans Moppert.



(5)  Adam Lindemann is the General Partner for Lindemann Capital Partners, LP.



(6) Wendell M. Starke controls this trust and is the beneficiary of the trust. Includes 279,095 shares subject to warrants and options. In addition, includes 242,493 shares, of which 220,674 shares are held as Trustee. Mr. Starke also controls the remaining 21,819 shares as General Partner of a limited partnership. Mr. Starke has been a director of the Company since April 1994 and Vice Chairman of the Company since April 1998.



(7) Encore Capital Management, L.L.C. is the investment advisor to JNC Strategic Fund, Ltd., and as such, has the authority to vote and dispose of the shares being offered by JNC Strategic Fund, Ltd. hereunder. James
     Q. Chau and Neil T. Chau are the controlling persons of Encore Capital Management, L.L.C.



(8)  TrustCapital Partners NV owns TrustCapital Technology N.V.



(9)  The following persons have voting and investment control over Creafund,
     C.V.B.A.: Mr. Aime Desimpel, through NV De Speyebeek, Clintonpark 7-8800 Roeselare; Mr. Herman Wielfaert, Erfgoedlaan 11-9800 Deinze; and Mr. Dirk Haerinck, Hesstertstraat 39 a-8553 Otegem.



(10) The shares beneficially owned by John Alexander Black include 29,000 shares that were beneficially owned prior to his purchase in the private placement transaction.



(11) The shares beneficially owned by Kyle E. Black include 26,000 shares that were beneficially owned prior to his purchase in the private placement transaction.



(12) The shares beneficially owned by Wayne Cline, Jr. and Christine D. Cline include 5,000 shares that were beneficially owned prior to their purchase in the private placement transaction.



(13) The shares beneficially owned by William Reid Black include 97,000 shares that were beneficially owned prior to his purchase in the private placement transaction.



(14) S Squared Technology Corp. has voting or investment control over shares owned by each of these Selling Stockholders.



(15) Pequot Capital Management, Inc. is the Investment Advisor in the investment management activities of Pequot Scout Fund, L.P.



(16) The company having voting or investment control over Caduceus Capital Trust's shares is OrbiMed Advisors LLC.



(17) The general partner of Caduceus Capital II, L.P. is OrbiMed Advisors LLC of which Samuel D. Isaly serves as managing member.



(18) Harvey P. Eisen, the Chairman and Managing Member of Bedford Oak Advisers, LLC, the Investment Adviser to Bedford Oak Partners, L.P., has voting power on behalf of Bedford Oak Partners, L.P. with regard to the shares of the Company owned by Bedford Oak Partners, L.P.



(19) The shares beneficially owned by Dr. Horobin prior to the offering include 23,750 shares issuable upon exercise of options and warrants held by Dr. Horobin which may be exercised within 60 days following May 12, 1999. Dr. Horobin has been a Senior Vice President for Commercial Development of the Company since February 10, 1999.



(20) The shares beneficially owned by Dr. Johnson include 47,000 shares that were owned prior to his purchase in the private placement transaction. Dr. Johnson is a partner at Jones & Askew of Atlanta, Georgia, and in such capacity serves as patent counsel to the Company.



(21) The shares beneficially owned by Dr. Holaday prior to the offering include 126,666 shares held by a limited partnership of which Dr. Holaday is the general partner, and 609,168 shares issuable upon exercise of options and warrants which are exercisable within 60 days following May 12, 1999, including (i) 100,000 shares issuable upon exercise of a warrant granted on August 6, 1992 and (ii) 200,002 of 266,666 shares issuable upon exercise of a warrant granted on November 2, 1995. Dr. Holaday is a co-founder of the Company and has served as its President and Chief Executive Officer and a director since August 1992 and as Chairman of the Board of Directors since November 1995.



(22) Mr. Kozin is the president of LEK Consulting, LLC, a management consulting firm which provides services to the Company.



(23) The warrants may be transferred to certain employees of the selling stockholder, each of whom would be deemed a "Selling Stockholder" for the Purposes of this Prospectus.



(24) DM Management LLC is equally owned (50/50) by Robert L. Miller and Marc S. Dreier.



(25) Anderson & Strudwick, Inc., is a wholly owned subsidiary of Anderson & Strudwick Investment Corporation ("ASIC"). An employee stock ownership trust owns approximately 34% of the stock of ASIC and Anderson & Strudwick Holding Company, Inc. (ASHC") owns about 11%. No other individual or entity owns more than 8% of ASIC. The other owners of ASIC are employees of Anderson & Strudwick, Inc.

                              PLAN OF DISTRIBUTION

        We are registering shares of our common stock on behalf of the Selling Stockholders. As used in this prospectus, "Selling Stockholders" includes donees, transferees and pledgees selling shares received from a named Selling Stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will pay for all selling discounts and commissions, if any. The Selling Stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

        -  on the Nasdaq National Market,

        -  in the over-the-counter market,

        -  in privately negotiated transactions,

        -  through put or call options transactions relating to the shares,

        -  through short sales of shares, or

        -  a combination of such methods of sale.

        The Selling Stockholders may sell their shares at prevailing market prices, or at privately negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Stockholders.

        The Selling Stockholders may offer and sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of shares. The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        When they purchased shares of common stock and the warrants pursuant to the securities purchase agreement, each of the Selling Stockholders agreed to certain restrictions on its ability to trade in our securities. For example, each Selling Stockholder must limit its trading in our common stock on any business day to fifteen percent of the average trading volume of the common stock on the Nasdaq National Market for twenty consecutive days, and no Selling Stockholder may engage in any trading of our common stock in the twenty minutes preceding the close of the trading day on the Nasdaq National Market. We have agreed to waive these limits with respect to certain Selling Stockholders and may grant additional waivers in the future.

        We have agreed to indemnify each Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act.

        Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

                       RIGHTS OF THE SELLING STOCKHOLDERS

        We originally issued and sold the shares of common stock and the warrants in July 1999 in a private placement transaction under a securities purchase agreement dated as of July 22, 1999 between our Company and the Selling Stockholders. The following is a summary of certain provisions of that agreement and of the other documents related to the private placement transaction, including the warrants and the registration rights agreement dated July 27, 1999. Copies of those agreements and documents may be obtained as described under "Where You Can Find More Information."

REGISTRATION RIGHTS

        When we issued and sold the shares of common stock and the warrants to the Selling Stockholders in the July 1999 private placement, we agreed to register for resale under the Securities Act of 1933 all of the shares of common stock and shares issuable upon exercise of the warrants that would be held by the Selling Stockholders. The warrants themselves will not be registered for resale and may not be freely transferred. The registration rights agreement requires us to file the registration statement, of which this prospectus is a part, with the SEC, to file amendments and supplements to this registration statement and prospectus as necessary to keep this registration statement effective and to keep this registration statement continuously effective until all of the shares of common stock and shares issuable upon exercise of the warrants may be sold without registration or restriction. During any twelve month period, we may suspend the effectiveness of this registration statement for no more than ninety days if our obligations to maintain the effectiveness of this registration statement would require us to make a disclosure that would, in the reasonable judgment of our board of directors, have a material adverse effect on the shares of our common stock, the warrants or the shares of common stock issuable upon the exercise of the warrants, or on our ability to perform our obligations under the securities purchase agreement, the warrants or the registration rights agreement, or on our (or our subsidiaries') business, operations, properties, prospects or financial condition.

        The registration rights agreement also provides that we will pay expenses associated with the registration of the shares of common stock and the shares issuable upon exercise of the warrants, including, but not limited to, SEC filing fees, printers' and accounting fees and the fees and disbursements of our counsel. However, the Selling Stockholders will pay all brokers' fees, underwriting discounts and commissions and similar selling expenses.

        Each Selling Stockholder that sells shares of common stock or common stock issuable upon exercise of the warrants pursuant to this registration statement will be required to deliver a prospectus to the purchaser in connection with such sale.

CERTAIN RESTRICTIONS ON TRANSFERS OF WARRANTS

        A holder of a warrant may transfer or assign the warrant, in whole or in part, but any transfer or assignment of a warrant in part must be in minimum increments of 100,000 shares. A holder may not exercise a warrant if such exercise would result in the holder and its affiliate becoming the beneficial owners of more than 9.99% of the outstanding shares of common stock of our Company. We and the Selling Stockholders may amend the terms of the warrants by a written agreement between us and the warrant holder, except that any amendment to the provision described in the preceding sentence would also require the consent of the holders of a majority of our outstanding shares of common stock.

OUR ABILITY TO CALL THE WARRANTS

        The Series 1 Warrant is exercisable until July 27, 2004, at an exercise price of $33.02. The Series 2 Warrant is exercisable until January 18, 2001, at an exercise price of $25.45. The exercise price and the number of shares of common stock issuable upon exercise of a warrant are both subject to adjustment in certain circumstances which would otherwise have the effect of depriving the warrant holders of the benefit of all or a portion of the purchase rights evidenced by the warrants.

        Under certain circumstances, we will have the ability to require the holders of the warrants to exercise their warrants in full or lose the warrants altogether. We will be able to cause the holders to "use or lose" their Series 1 Warrants at any time after January 27, 2002, if the average closing bid price of the shares of common stock is more than 187.5% of the then exercise price of the Series 1 Warrant during the ten consecutive days prior to the date of the mandatory exercise. We will be able to cause the holders to "use or lose" their Series 2 Warrants at any time after April 22, 2000, if the average closing bid price of the shares of common stock is more than 150% of the then exercise price of the Series 2 Warrant during the ten consecutive days prior to the date of the mandatory exercise.

LOCK-UP PERIOD

        We have agreed that until October 25, 1999, we will not, without the prior written consent of the Selling Stockholders or their designees, contract with any party to obtain additional financing in any transaction in which we issue any equity securities to such party pursuant to an offering which is exempt from the registration requirements of the Securities Act and which grants registration rights to such party that are exercisable within six months of July 27, 1999. The foregoing lock-up provisions also do not prevent us from issuing securities in connection with: a merger (or similar business combination), a strategic partnership, collaboration or joint venture (so long as the primary purpose of such venture is not to raise additional capital), an underwritten public offering, the exercise or conversion of any of our convertible securities that were outstanding as of July 27, 1999 or an authorized employee benefit plan.



WARRANTS FOR PLACEMENT AGENTS



        Certain placement agents have also received warrants to purchase shares of our common stock as compensation for their services in connection with the private placement. The shares underlying such warrants are also being registered for resale pursuant to this prospectus. Each of these warrants is valid for five years from the date of issuance, is exercisable at a price of $20.362 per share and would permit the holder of such a warrant to make a cashless exercise. The warrants are subject to certain restrictions on transfer and exercise.


                                 LEGAL MATTERS

        The validity of the shares of common stock offered hereby has been passed upon for the Company by Arnold & Porter, Washington, D.C.

                                    EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our common stock is traded on The Nasdaq National Market under the symbol "ENMD." Our Company's Web site is located at http://www.entremed.com.

        The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 000-20713) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Commission on March 31, 1999, as amended;


        2. The Company's Quarterly Reports on Form 10-Q for the Quarters ended March 31, 1999 and June 30, 1999;



        3. The Company's Current Report on Form 8-K filed under the Exchange Act, filed with the Commission on February 11, 1999;



        4. The Company's Current Report on Form 8-K filed under the Exchange Act, filed with the Commission on August 10, 1999; and


        5. The description of the Company's common stock contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                           R. Nelson Campbell
                           EntreMed, Inc.
                           9640 Medical Center Drive
                           Rockville, Maryland 20850
                           Telephone:  (301) 217-9858

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

============================================     ==========================
No dealer, salesman or other person has
been authorized to give any information
or to make any representations other
than those contained in or incorporated
by reference in this prospectus in
connection with the offering described
herein, and, if given or made, such
information or representation must not
be relied upon as having been authorized
by the Company or any of its agents.
This prospectus does not constitute an
offer to sell, or a solicitation of an offer          3,022,543 Shares
to buy, any securities other than the
registered securities to which it relates,
or an offer to sell, or a solicitation of an
offer to buy, in any jurisdiction in which             ENTREMED, Inc.
it is unlawful to make such offer or
solicitation. Neither the delivery of this
prospectus nor any sale made hereunder                    --------
shall, under any circumstances, create an
implication that there has been no                      COMMON STOCK
change in the affairs of the Company
since the date hereof or that the                         --------
information contained herein is correct
as of any time subsequent to the date                    PROSPECTUS
hereof.





                                                                , 1999

============================================     ==========================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
        The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, all of which will be paid by the Company.


                                                                              To be Paid
                                                                                By The
                                                                               Company
                                                                               -------
SEC Registration Fee                                                           $ 20,837.98

Nasdaq filing fee                                                              $    17,500

Accounting fees and expenses                                                   $    27,500

Printing expenses                                                              $    10,000

Legal fees and expenses                                                        $    75,000

Miscellaneous expenses                                                         $     5,000

        Total..................................................................$155,837.98




--------------------------------------



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law (the "DGCL") sets forth conditions and limitations governing the indemnification of officers and directors of the Company and certain other persons. Section 145 of the DGCL is hereby incorporated herein by reference. The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws provide that the Company shall indemnify any person to the full extent permitted by the DGCL.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or controlling persons of the Company pursuant to the Company's Certificate of Incorporation and Bylaws and the DGCL, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        As authorized by Section 102(b)(7) of the DGCL, the Certificate of Incorporation also limits, to the fullest extent permitted by Delaware law, a director's liability for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not eliminate a director's duty of care nor does it limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief or remedies such as an injunction or rescission in the event of a director's breach of the duty of care. These provisions will not alter the liability of directors under federal securities laws.

        The Company has entered into indemnification agreements with each of its executive officers and directors, the form of which is filed as Exhibit
10.21 to the Company's Registration Statement on Form S-1 (File No. 333-3536) and is incorporated by reference herein.

        The Company has obtained and maintains insurance policies having a face amount totaling $15,000,000 (subject to certain deductible provisions and exclusions) covering its officers and directors and indemnifying them against loss on account of claims made against them, including, but not limited to, damages, judgments, costs and the costs of defense of such claims, arising from breach of duty, neglect, error, negligent misrepresentations, omission or act, or any claim arising solely by reason of status as an officer or director.

ITEM 16.  EXHIBITS.

        The exhibits listed on the Index to Exhibits of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

ITEM 17.  UNDERTAKINGS.

        A.     The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                      (i) To include any Prospectus required by section 10(a)(3) of the Securities Act;

                      (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rockville, State of Maryland on October 4, 1999.


                                      ENTREMED, INC.

                                      By: /s/ John W. Holaday, Ph.D.
                                         -------------------------------------
                                         John W. Holaday, Ph.D.
                                         Chairman of the Board of Directors,
                                         President and Chief Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



             SIGNATURE                              TITLE                             DATE
/s/ John W. Holaday Ph.D.
--------------------------
John W. Holaday, Ph.D.              Chairman of the Board of
                                    Directors, President and Chief            October 4, 1999
                                    Executive Officer (Principal
                                    Executive Officer)

/s/ R. Nelson Campbell
--------------------------
R. Nelson Campbell                  Chief Financial Officer (Principal
                                    Financial and Accounting Officer)         October 4, 1999

         *
--------------------------
Donald S. Brooks                    Director                                  October 4, 1999

         *
--------------------------
Jerry Finkelstein                   Executive Advisor and Director            October 4, 1999


         *
--------------------------
Lee F. Meier                        Director                                  October 4, 1999


         *
--------------------------
Mark C. M. Randall                  Director                                  October 4, 1999


         *
--------------------------
Wendell M. Starke                   Director                                  October 4, 1999



By /s/ John W. Holaday, Ph.D.
   --------------------------
   John W. Holaday, Ph.D.
   Attorney in Fact

                                   INDEX TO EXHIBITS


*  Exhibit 5           Opinion of Arnold & Porter.

*  Exhibit 23.1        Consent of Arnold & Porter, included in the opinion filed as
                       Exhibit 5 hereto.

*  Exhibit 23.2        Consent of Ernst & Young LLP.

** Exhibit 24          Powers of Attorney of certain directors of the Company.


*   Filed herewith.


**  Previously filed.